SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b), (c), and (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2 (b)*

International Uranium Corporation

(Name of Issuer)

Common Stock Without Par Value

(Title of Class of Securities)

46052H102

(CUSIP Number)

October 14, 2005

(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46052H102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Performance Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,200,000[1]
	6	SHARED VOTING POWER 10,200,000[1]
	7	SOLE DISPOSITIVE POWER 10,200,000[1]
	8	SHARED DISPOSITIVE POWER 10,200,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%[2]
12	TYPE OF REPORTING PERSON IA3

[1]	Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer’s Common Stock.

[2]	Based on 88,472,066 total shares of Common Stock of the issuer as of July 31, 2006.

[3]	Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No.  46052H102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Funds Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,200,000[1,2]
	6	SHARED VOTING POWER 10,200,000[1,2]
	7	SOLE DISPOSITIVE POWER 10,200,000[1,2]
	8	SHARED DISPOSITIVE POWER 10,200,000[1,2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000[1,2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%[3]
12	TYPE OF REPORTING PERSON IA4

[1]
The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer’s Common Stock.

[2]
Resolute Funds Limited became the investment manager of Resolute Growth Fund on December 23, 2004, and may have been deemed to have shared voting and dispositive power over the shares of the issuer’s Common Stock. At that time, Resolute Growth Fund owned over 5% of the Common Stock of the issuer. Between January 13, 2006 and April 12, 2006, Resolute Growth Fund sold 3,262,400 shares of the issuer’s Common Stock to Resolute Performance Fund. On June 2, 2006, Resolute Growth Fund was terminated.

[3]	Based on 88,472,066 total shares of Common Stock of the issuer as of July 31, 2006.

[4]	Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 1(a)	Name of Issuer: International Uranium Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 885 West Georgia Street Suite 2101 Vancouver, British Columbia Canada V6C 3E8

Item 2(a)
Name of Persons Filing:

Resolute Performance Fund

Resolute Funds Limited, the manager and trustee of Resolute Performance Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Resolute Performance Fund.

Item 2(b)	Address of Principal Business Office of the Reporting Persons: 3080 Yonge Street, Suite 5000, Box 73 Toronto, Ontario Canada M4N 3N1

Item 2(c)	Citizenship: Ontario, Canada

Item 2(d)	Title of Class of Securities: Common Stock Without Par Value

Item 2(e)	CUSIP Number: 46052H102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above. Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada. Resolute Funds Limited is the Trustee and Manager of the Fund. Units of the Fund are sold on a prospectus-exempt basis in selected provinces of Canada to investors in amounts of CDN $150,000 or more. Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 4.	Ownership.

(a)	Amount beneficially owned: 10,200,000 shares of Common Stock Without Par Value

(b)	Percent of class: 11.5% interest. The percentages used herein and in the rest of Item 4 are calculated based upon 88,472,066 total shares of Common Stock issued and outstanding as of July 31, 2006.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,200,000

(ii)	Shared power to vote or to direct the vote: 10,200,000

(iii)	Sole power to dispose or to direct the disposition of: 10,200,000

(iv)	Shared power to dispose or to direct the disposition of: 10,200,000

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable

SIGNATURES

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2006	RESOLUTE PERFORMANCE FUND
	By:	/s/ Anna Goncharova
		Name: Title:	Anna Goncharova Chief Financial Officer of Resolute Funds Limited, its Manager and Trustee

RESOLUTE FUNDS LIMITED
	By:	/s/ Anna Goncharova
		Name: Title:	Anna Goncharova Chief Financial Officer

EXHIBIT A

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of International Uranium Corporation shall be filed on behalf of each of the undersigned. The undersigned hereby further agree that this Agreement shall filed as an exhibit to such Schedule 13G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 1, 2006	RESOLUTE PERFORMANCE FUND
	By:	/s/ Anna Goncharova
		Name: Title:	Anna Goncharova Chief Financial Officer of Resolute Funds Limited, its Manager and Trustee

RESOLUTE FUNDS LIMITED
	By:	/s/ Anna Goncharova
		Name: Title:	Anna Goncharova Chief Financial Officer